Mail Stop 3561

								December 2, 2005

Mark L. Zusy
Structured Asset Securities Corporation
745 Seventh Avenue
New York, NY 10019


      Re:	Structured Asset Securities Corporation
		Registration Statement on Form S-3
		Filed November 4, 2005
		File No. 333-129480

Dear Mr. Zusy:

	We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. We note in various sections of the base prospectus statements such as "unless otherwise specified in the prospectus supplement," which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. For instance, refer to the disclosure under "The Trust Funds," at page 45, "The Mortgage Loans," at page 47, and "Pre-Funding Arrangements," at page 66. Such language will permit some supplemental or modified terms of the transaction, but should not be construed as creating the ability to add asset types or structural features in a takedown that were not otherwise contemplated by and described in the base prospectus. Refer to the last paragraph in Section III.A.3.b. of the ABS Adopting Release for
Regulation AB (Release Nos. 33-8518; 34-50905). Please disclose all assets, structural features, and credit enhancements that you reasonably contemplate including in the ABS offering in the base prospectus. To the extent practicable, please replace phrases like
"unless the prospectus supplement says otherwise," with bracketed disclosure showing the variations you intend. Please confirm your understanding or revise as necessary.
3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction
I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
4. Please add a reasonably detailed table of contents to the base prospectus to assist investors in locating relevant disclosure on the offered securities. Refer to Item 502 of Regulation S-K.
5. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of
Regulation AB.
6. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.
7. We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, and asset-backed securities backed by assets of the type described in the base prospectus. However, it does not appear to us that any of the provided prospectus supplements contemplate an offering of securities backed by a pool of other securities. Rather, they all appear to contemplate the securitization of mortgages or home-equity loans. Please refer to Section III.A.3(b) of SEC Release
No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided. Please also refer to Rule 190 under the Securities Act and see the related comment below.
8. If practicable, please provide us with black-line copies of the prospectus supplements against just one of the supplements to aid us in our review or explain to us why you believe the selected black-line submissions are illustrative of all the different supplements.
9. In this regard, for our review, please label, or indicate in some other manner, which supplements correspond with each base prospectus.
For instance, the memo dated November 18, 2005 lists the different supplements that correspond with each base. In your next submission, please label each supplement in some manner to help us easily determine what each form of supplement is.
10. It appears to us that you do not contemplate a takedown that includes both non-HELOC and HELOC residential mortgage loans. Please advise us if this is correct. Please tell us why you did not include a base prospectus with securities backed by only HELOC loans.

Prospectus Supplement No. 1

Cover Page
11. Please use bracketed language on the cover page to indicate that you will disclose the name of the issuing entity when known.
12. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.
13. It appears to us that you intend to indicate that the aggregate principal amount of offered securities is "Approximate," as that currently appears in parentheses on the cover page. Please advise us if you intend to include that disclosure in a takedown and explain to us why you believe that is necessary.
14. Please disclose the principal amount and interest rate or specified rate of return of each class of security offered through bracketed language. To the extent that there is no specified rate of return, please disclose this fact. Refer to Item 1102(e) and (f) of
Regulation AB.
Important Notice about Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-2
15. We note your disclosure that if information varies between the prospectus supplement and the accompanying prospectus, investors should rely on the information in the prospectus supplement. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary of Terms, page S-6
16. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued certificates or notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Enhancement of Likelihood of Payment on the Certificates, page S-
10
17. Please confirm, or provide bracketed disclosure, indicating that you will identify the enhancement providers referenced in Items
1114(b) or 1115 of Regulation AB.

Limited Cross-Collaterization, page S-11
18. Please explain to us what you mean by certificates corresponding to "another pool or pools."

Fees and Expenses, page S-12
19. Please identify from what source the servicer fees will be paid per Item 1103(a)(7) of Regulation AB.
20. Please also disclose the distribution priority of those fees here or at page S-38. Provide bracketed language, if necessary. Refer to
Item 1107(a)(3) of Regulation AB.

The Pre-Funding Arrangements, page S-13
21. Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool.

Optional Purchase of the Mortgage Loans, page S-14
22. Please advise us on a supplemental basis whether certificate holders may purchase the mortgage loans.
Description of the Certificates, page S-30
Credit Enhancement, page S-35
23. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in
Items 1114(b)(1) and (2) of Regulation AB if the aggregate significant percentage is 10% or more.

Description of the Mortgage Pool, page S-40
24. Please expand your disclosure to present historical delinquency and loss information pursuant to 1100(b) of Regulation AB.
25. Please provide historical data on the pool assets, for example, the lesser of three years or the time such assets have existed to allow material evaluation of the pool data. See the introductory paragraph to Item 1111 of Regulation AB.
26. Please expand your disclosure here or in the base prospectus to confirm that no non-performing assets will be part of the asset pool.
Refer to Item 1101(c)(2)(iii) of Regulation AB. Additionally, we note that mortgage loans included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Static Pool Information, page S-47
27. Please provide us with a copy of the static pool information you intend to present on your Internet website. Also, please consider providing a graphical presentation of the information as this will enable investors to grasp information more quickly and see patterns visually or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.

The Servicer, page S-49
28. We note your bracketed disclosure that you will provide
Regulation
A-B compliant disclosure. Please expand your bracketed language to describe the type of disclosure that will be provided.

The Trust Agreement, page S-60
General, page S-60
29. We note your disclosure that the Offered Certificates will be exchangeable. Please advise us if this is the same type of exchange as is described at page 42 in the base prospectus for all loans. If it is not, please provide us some additional information on how the exchange will operate.

The Trustee, page S-61
30. Please confirm that you will provide the disclosure required by
Item 1109 of Regulation AB for each trustee.

Reports to Certificateholders, page S-67
31. Please provide more information here or elsewhere on the reports to be filed with the Commission, pursuant to Item 1118(b) of Regulation AB.

Ratings, page S-74
32. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Annex
33. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Base Prospectus - All Loans

Distributions on the Securities, page 39
34. We note the interest rate will be specified in the prospectus supplement. All potential indices should be disclosed in the base prospectus. Please also note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to
Section III.A.2. of the Adopting Release for Regulation AB
(Release
No. 33-8518; 34-50905).  Please revise.

Exchangeable Securities, page 42
35. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.
36. Please advise us whether the exchangeable securities and the exchanged securities will be issued by the same trust.
37. Please advise us whether you intend to register the exchange.
38. Provide bracketed disclosure in a prospectus supplement or advise.


The Mortgage Loans, page 47
39. We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for
Regulation AB (Release No. 33-8518; 34-50905). Please also disclose in the base prospectus all of the possible indices. In this regard, delete on page 51 "or any index or indices described in the prospectus supplement."
40. We note on page 53 that specific information as to the trust fund assets will be filed on a report on Form 8-K within fifteen days after the initial issuance. We also note similar disclosure on pages 97 and
98 n regards to agreements being filed. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

Private Mortgage-Backed Securities, page 58
41. We note that you contemplate including private mortgage-backed securities in the asset pool. Their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.6 of the adopting release and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

Pre-Funding Arrangements, page 66
42. Please provide us additional information on the "liquid securities" that may be deposited into the pre-funding account. For instance, will they be securities issued by the issuing entity or will they be purchased from proceeds from the offering?
43. We note that you contemplate a prefunding account to purchase additional assets. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Revolving Period Arrangements, page 67
44. Because your securities are backed by an asset pool that is not considered revolving in nature, the revolving period may not extend for more than three years from the date of issuance. Refer to Item
1101(c)(3)(iii) of Regulation AB.  Please confirm.

Servicing of Loans, page 79
The Servicers, page 80
45. It appears that you may obtain additional servicers after the offering of the asset-backed securities. Please confirm that you will file a current report of Form 8-K and provide the required disclosure for any new servicer that is contemplated under Items 1108(a)(2)(i),
(ii), or (iv) of Regulation AB or any unaffiliated servicer that services 20% or more of the pool assets. Refer to Item 6.02 of Form
8-K.

Credit Support, page 95
General, page 95
46. Please revise to delete the bulleted language "another method of credit support described in the prospectus supplement." We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Derivative Instruments, page 99
47. Please revise here and throughout to clarify that "swap agreements" will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.
48. Please confirm that you will file any agreements relating to derivative instruments as an exhibit pursuant to Item 1115(a)(5) of
Regulation AB.
49. Please delete "or other financial instruments." All derivative interests should be described in the base prospectus.

Use of Proceeds, page 185
50. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.
51. We note that Securities may be delivered to the depositor as partial consideration for Primary Assets. Please tell us if you anticipate these being registered or unregistered securities. Please provide us a legal analysis to explain what exemption under the Securities Act you are relying on for an offering of unregistered securities to the depositor.

Base Prospectus - Commercial Loans

Private Mortgage-Backed Securities, page 65
Underlying Loans, page 66
52. Please provide disclosure on the underlying loans. Are the securities backed by the same types of loans as are described in this base prospectus (commercial)?

Signatures
53. Please revise the signature page for the depositor. The registration statement should be signed by the depositor`s principal executive officer, principal financial officer and controller or principal accounting officer. Refer to General Instruction V.B. of
Form S-3.


* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3210 if you have any questions.


								Sincerely,



								Susan Block
								Attorney-Advisor

cc:	Via Facsimile (202) 775-8586
	John Arnholz
      McKee Nelson LLP
	1919 M Street
	Washington, DC 20036
Structured Asset Securities Corporation
December 2, 2005
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